
04034992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 06 2004
WASH, D.C. 158 SECTION

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15007

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

DAVE & BUSTER'S 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DAVE & BUSTER'S, INC.
2481 MANANA DRIVE
DALLAS, TX 75220


THOMSON
FINANCIAL

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behlaf by the undersigned herento duly authorized.

DAVE & BUSTER'S 401(k) SAVINGS PLAN

By 401(k) Benefit Management Committee appointed pursuant to the Plan:

Date: June 30, 2004

By: 
W.C. Hammett
Sr. V.P. Chief Financial Officer, Committee Member

By: 
Sterling Smith
Sr. V.P. Operations, Committee Member

By: 
Nancy J. Duricic
Sr. V.P. Human Resources, Committee Member

By: 
Mike Plunkett
Sr. V.P. Food Service & Operations Strategy, Committee Member


SEC MAIL
RECEIVED
SSING
JUL 0 6 2004
158
SECTION
WASH. D.C.

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report incorporated by reference in the Registration Statement (Form S-8, File No. 333-88183) pertaining to the Dave & Buster's Employee 401(k) Savings Plan and in the related prospectus of our report dated April 20, 2004, with respect to the financial statements and supplemental schedule of the Dave & Buster's Employee 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.



A Limited Liability Partnership

Arlington, Texas
June 25, 2004

DAVE & BUSTER'S
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2003 AND 2002

AND

REPORT OF INDEPENDENT AUDITORS

DAVE & BUSTER'S
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS WITH SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS

To the Administrative Committee
DAVE & BUSTER'S
401(K) SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of Dave & Buster's 401(k) Savings Plan (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Sutton Frost Cary

A Limited Liability Partnership

April 20, 2004
Arlington, Texas

DAVE & BUSTER'S
401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
Cash	$ 14,203	$ 1,790
Investments, at fair value:		
Interest in registered investment company funds	4,640,464	2,919,706
Investment in common/collective trusts	822,487	1,508,624
Investment in Dave & Buster's, Inc. common stock	484,401	301,989
Loans to participants	317,992	348,288
Total cash and investments	6,279,547	5,080,397
Receivables:		
Employer contributions	29,471	9,017
Participant contributions	47,457	44,094
Other	-	13
Net assets available for benefits	$ 6,356,475	$ 5,133,521

The accompanying notes are an integral part of these financial statements.

DAVE & BUSTER'S
401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

Additions to net assets attributed to:	
Interest and dividends	$ 87,351
Contributions:	
Employer	208,613
Participant	1,163,287
Transfers	126,451
Net appreciation in fair value of investments	951,096
Total additions	2,536,798
Deductions from net assets attributed to:	
Distributions to participants	1,262,504
Loan origination fees	51,340
Total deductions	1,313,844
Net increase	1,222,954
Net assets available for benefits:	
Beginning of year	5,133,521
End of year	$ 6,356,475

The accompanying notes are an integral part of these financial statements.

1 - DESCRIPTION OF PLAN

GENERAL

The DAVE & BUSTER'S 401(K) SAVINGS PLAN (the "Plan") is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was established on January 1, 1996 covering substantially all employees of Dave & Buster's, Inc. (the "Company"). During 1999, the Company established a new plan under the American Express prototype plan. This plan has provisions similar to those of the Plan established on January 1, 1996. American Express served as the plan's custodian and trustee during the years ended December 31, 2001 and 2002. The following descriptions provide only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

PLAN AMENDMENTS

During the year ended December 31, 2002, the Plan was amended and restated and a new trustee and administrator were appointed. Effective January 1, 2003 the Plan's trustee is The Charles Schwab Trust Company and the administrator is Milliman USA. Plan assets transferred to the new trustee were transferred into funds comparable to those offered by the previous trustee. The conversion initiated a "Black Out" period beginning December 13, 2002 and continuing through January 22, 2003. During this period, changes could not be made to participant accounts and funds could not be withdrawn from the Plan.

PARTICIPANT ACCOUNTS

In general, employees of the Company, except employees covered by a collective bargaining agreement, non-resident aliens, and leased employees who are twenty-one years old or older are eligible for participation after they have completed six months of employment. Subject to certain limitations on annual additions, each participant's account is credited with (1) employee elective deferrals, (2) Company regular and matching contributions, and (3) an allocation of Plan earnings. The allocations are based on participants' account balances, as defined. Participants may modify investment elections, transfer existing account balances, and obtain information regarding the investments on a daily basis.

CONTRIBUTIONS

The Plan is funded through employee elective deferrals and Company contributions. A participant's elective deferrals may be between one percent and fifty percent, not to exceed Internal Revenue Service ("IRS") limitations each year. The Company contributes a matching contribution amount of 25% of up to six percent of a participant's wages. The Company may elect to contribute an annual discretionary amount. No discretionary contributions were made during the year ended December 31, 2003.

(Continued)

1 - DESCRIPTION OF PLAN (Continued)

DISTRIBUTIONS TO PARTICIPANTS

Upon normal retirement age, death, disability, or termination, a participant's benefits are payable, at the election of the recipient, in a lump-sum amount equal to 100% the participant's vested account balance or in an installment payment.

VESTING

Participants are immediately vested in elective deferrals and qualified non-elective contributions plus actual earnings thereon. Vesting in the Company's matching and regular contribution portion of their account plus actual earnings thereon is based on years of continuous service. The participant is vested 25% per year beginning after one year of service and is 100% vested after four years of service or upon the first to occur of the participant's retirement, death, or disability, as defined. The Company may use forfeitures from nonvested participants to offset future Company contributions. Unallocated forfeited nonvested accounts of $3,416 at December 31, 2003 were available to reduce future employer contributions.

PARTICIPANT LOANS

Loans are available for all participants. Participants are limited to a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions as defined by the IRS. A one-time origination fee is charged at inception of the loan. The loans are secured by the balance in the participant's account and bear interest based on the prime rate reported in the *Wall Street Journal* plus 1% (5% to 5.25% for the year ended December 31, 2003). The maximum repayment period is generally five years. Repayments are made through payroll deductions and are reinvested in the individual funds according to current investment elections.

ADMINISTRATIVE EXPENSES

The expenses incident to the operation of the Plan are paid by the Company.

PLAN TERMINATION

Although the Company expects to continue the Plan, it may be terminated by the Company at any time subject to the provisions of ERISA. In the event the Plan is terminated, each of the participants will have a nonforfeitable 100% vested interest in his or her account balance, including all Company contributions, subject to payment of liquidation costs and expenses.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared under the accrual method in accordance with U.S. generally accepted accounting principles.

ESTIMATES AND ASSUMPTIONS

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates used in preparing the accompanying financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION

The fair value of the Plan's interest in registered investment company funds is based on quoted market prices which represent the net asset value of shares held by the Plan. Investments in common stock of the Company have been valued using quoted market prices in active markets.

Loans to participants are carried at the original loan principal balance, plus accrued interest, less principal repayments, which approximates fair value. The Plan presents the net change in fair value of registered investment company funds and common stock of the Company, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The income earned on participants' accounts is allocated on a daily basis using the previous day's ending account balance.

Items which have not been allocated to specific accounts as of year-end are maintained in an unallocated account until they are passed to their respective funds. These amounts principally relate to employee and employer matching contributions.

BENEFITS

Benefits are recorded when paid.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balance and the amounts reported in the statement of net assets available for benefits.

3 - INVESTMENTS

Investments at December 31, 2003 and 2002 representing five percent or more of the fair value of assets available for benefits are as follows:

	2003	2002
* Common stock - Dave & Busters, Inc.	$ 484,401	$ 301,989
* Calamos Growth Fund Class A	1,069,287	**
* Clipper Fund	987,550	**
* First Eagle Overseas Fund	622,745	**
* Gartmore Morley Stable Value Fund	822,487	**
* Jensen Portfolio	371,800	**
* Pimco Total Return Administrative Fund	705,765	**
* Wasatch Small Capital Growth Fund	303,460	**
* American Express Trust Income Fund II	**	855,718
* American Express Long-Term Horizon Fund	**	405,042
* American Century Income & Growth Fund	**	831,130
* Janus Advisor International Growth Fund	**	414,896
* Janus Advisor Aggressive Growth Fund	**	762,287
* AXP Bond Fund	**	503,066
* Participant Loans	317,992	**

* A party in interest as defined by ERISA

** Investment did not represent 5% or more of the Plan's net assets

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $951,096 as follows:

Interest in registered investment company funds	$ 827,102
Investment in Dave & Buster's, Inc. common stock	123,994
	$ 951,096

4 - TAX STATUS OF THE PLAN

The Plan received a favorable determination letter from the Internal Revenue Service ("IRS") on January 31, 2003 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2003. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5 - PARTY IN INTEREST TRANSACTIONS

At December 31, 2003, the Plan held as an investment 38,202 shares of Company common stock with a market value of $484,401. At December 31, 2002, the Plan held as an investment 34,912 shares of Company common stock with a market value of $301,989.

6 - FORM 5500 INFORMATION

Amounts reported in the accompanying financial statements are different than the amounts reported in the Plan's 2003 Form 5500 as follows:

	Financial Statements	Form 5500
Receivables:		
Employer	$ 29,471	$ -
Participants	47,457	-
Contributions:		
Employer's	208,613	208,163
Participants	1,163,287	1,159,924

These differences are due to the Form 5500 being prepared under a modified cash basis and the financial statements being prepared under the accrual method in accordance with U.S. generally accepted accounting principles.

SUPPLEMENTAL SCHEDULE

THE DAVE & BUSTER'S
401(K) SAVINGS PLAN

ID #75-2680048
PLAN #001

SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Charles Schwab Trust Company	Common stock - Dave & Busters, Inc.	$ 370,092	$ 484,401
*	The Charles Schwab Trust Company	Calamos Growth Fund Class A	814,089	1,069,287
*	The Charles Schwab Trust Company	Clipper Fund	875,150	987,550
*	The Charles Schwab Trust Company	First Eagle Overseas Fund	484,906	622,745
*	The Charles Schwab Trust Company	Gartmore Morley Stable Value Fund	796,448	822,487
*	The Charles Schwab Trust Company	Jensen Portfolio	332,241	371,800
*	The Charles Schwab Trust Company	Oakmark Select Fund	140,238	165,261
*	The Charles Schwab Trust Company	Pimco Total Return Administrative Fund	704,870	705,765
*	The Charles Schwab Trust Company	Royce Special Equity Fund	148,034	178,658
*	The Charles Schwab Trust Company	Schwab Total Stock Market Fund	197,166	235,938
*	The Charles Schwab Trust Company	Wasatch Small Capital Growth Fund	245,376	303,460
*		Participant loans with interest rates at 5% to 5.25%, generally due through 2008	-	317,992
			$ 5,108,610	$ 6,265,344

* A party in interest as defined by ERISA